UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2019
Commission File Number 001-37595
SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant  is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

16 December 2019

SANTANDER UK GROUP HOLDINGS PLC

SANTANDER UK PASSES THE 2019 BANK OF ENGLAND STRESS TEST

Santander UK notes the publication of the results of the 2019 stress tests conducted on seven major UK banks and building societies by the Bank of England. Santander UK has passed the stress test and, as a result of the exercise, the Bank of England does not require Santander UK to undertake any actions.

Since the introduction of IFRS 9 in January 2019, the stress test results are published on an IFRS 9 transitional and non-transitional basis, over a five-year stress period to the end of 2023.

Santander UK reported a CET 1 capital ratio of 13.9% as at 30 September 2019.

On an IFRS 9 transitional basis, Santander UK's lowest post-stress CRD IV end-point common equity tier 1 ('CET 1') capital ratio was modelled to be 9.5% before management actions and 10.8% after allowed management actions.  On an IFRS 9 non-transitional basis, Santander UK's lowest post-stress CRD IV end-point CET 1 capital ratio was modelled to be 9.9% before management actions and 10.4% after allowed management actions.

These results are in excess of the CET 1 hurdle rate established by the Bank of England of 8.1% on an IFRS 9 transitional basis, and 7.3% on an IFRS 9 non-transitional basis.

The Bank of England’s CET1 hurdle rate comprises the CRR Pillar 1 minimum of 4.5% together with a Pillar 2A CET1 requirement, an estimate of the applicable Systemic Risk Buffer and an adjustment to offset the pro-cyclical impacts of IFRS 9. Santander UK expects that a Pillar 2A requirement of 2.7% will be set in the first quarter of 2020.

On an IFRS 9 transitional basis Santander UK's lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2023, was modelled to be 3.2% before management actions and 3.8% after allowed management actions.  On an IFRS 9 non-transitional basis Santander UK's lowest post-stress end-point leverage ratio, over a five-year stress period to the end of 2023, was modelled to be 3.3% before management actions and 3.7% after allowed management actions.

After allowed management actions, these results are in excess of the leverage threshold established by the Bank of England of 3.57% on an IFRS 9 transitional and 3.25% on an IFRS 9 non-transitional basis. Santander UK reported a leverage ratio of 4.6% as at 30 September 2019, up from 4.5% as at 31 December 2018. As at 30 September 2019 the leverage exposure was £274bn.

Contacts
Bojana Flint	Director of Investor Relations & Strategic Initiatives	020 7756 6474
Adam Williams	Head of Media Relations	020 7756 5533

Disclaimer
Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 243 of the Santander UK Group Holdings plc 2018 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.
Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 17 December 2019	By / s / Katie Jackson-Turner
Katie Jackson-Turner
(Company Secretary)